Exhibit A

The name, business address, present principal employment and citizenship of each executive officer of Telemetry Securities LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Schorr	Telemetry Investments LLC 545 Fifth Avenue Suite 1108 New York, NY 10017	CEO of Telemetry Securities, LLC	USA

Daniel Schorr	Telemetry Investments LLC 545 Fifth Avenue Suite 1108 New York, NY 10017	CIO of Telemetry Securities, LLC	USA